Filed by LCI Industries

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: LCI Industries

Commission File No. 001-13646

Date: November 4, 2026

On November 4, 2026, LCI Industries (the “Company”) shared the following presentation, which relates to the proposed transaction between the Company and Patrick Industries, Inc., with Institutional Shareholder Services Inc.

1 November 4, 2026 Maximizing Risk-Adjusted Value Creation Opportunity for LCI Shareholders NYSE:LCII

Maximizing Risk-Adjusted Value Creation Opportunity for LCI Shareholders

The LCI Board carefully evaluated Monomoy's proposal against the Patrick merger and determined that Monomoy's proposal substantially undervalues LCI, both on a standalone basis and when compared against the value creation opportunity of the combination with Patrick

1	**Patrick Merger Maximizes Risk-Adjusted Value Creation Opportunity**	▪ LCI shareholders will own ~48% of a larger, more diversified company, including their share of ~$150M of net run-rate cost synergies expected within three years of closing ▪ All-stock structure provides LCI shareholders the opportunity to benefit from a market recovery rather than exiting at the bottom of the cycle ▪ Board-negotiated terms delivered a ~16% premium at announcement, a 6 / 6 board split and an LCI-designated Vice Chair
2	**LCI's Board Remains Steadfast in Its Commitment to the Best Outcome for LCI Shareholders**	▪ Following an extended review, the Board secured improved terms from Patrick, increasing LCI shareholders' pro forma ownership from the 45% Patrick initially proposed to 48% ▪ The Board, consisting of experienced directors with deep industry, M&A, financial and governance expertise, carefully evaluated Monomoy's proposal with its outside financial and legal advisors, meeting five times within seven days of receipt ▪ At the Board's request, both LCI and Patrick updated their long-range plans to reflect the prevailing headwinds in the RV industry
3	**Monomoy's Unsolicited Proposal Grossly Undervalues Standalone LCI and the Value Proposition of the Patrick Combination**	▪ **On a standalone basis:** Based on LCI's updated long-range plan, the standalone DCF range of $142–$165 per share (midpoint in excess of $150) is materially above Monomoy's $101 proposal ▪ **Compared to the Patrick merger:** Monomoy's proposal is materially below the implied value of LCI shareholders' pro forma ownership in the combined company, including the value creation from ~$150M of net run-rate cost synergies and participation in a fundamentally stronger company ▪ Monomoy's proposal is non-binding and subject to due diligence and documentation, with no debt or equity commitment letters

The Board unanimously recommends shareholders vote FOR the Patrick merger on November 18, 2026

LIPPERT | 2

3 1 | Patrick Merger Maximizes Risk-Adjusted Value Creation Opportunity A larger, more resilient company built for the full cycle—and LCI stockholders own ~48% of it OWNERSHIP ~48% of the combined company for LCI shareholders at a 1.2440x exchange ratio PREMIUM ~16% premium at announcement to LCI's 6/29 close SYNERGIES ~$150M net run-rate cost synergies within three years of closing REVENUE $8.1B+ combined revenue ADJ. EBITDA ~$1.0B pro forma, including $150M of net run-rate cost synergies NET LEVERAGE ~2.1x pro forma net leverage, at announcement FREE CASH FLOW $508M pro forma adj. free cash flow, including net run-rate cost synergies AFTERMARKET ~$1.3B 2025 pro forma aftermarket revenue mix of ~16%, with a pro forma target mix of ~20–25% Note: Based on Patrick and LCI LTM Q1-2026 figures, unless otherwise stated

4 2 | LCI's Board Ran Rigorous Processes for Both the Patrick Merger and Monomoy Proposal 1 | Experienced, well-advised Board oversight of both proposals Board of experienced directors with deep industry, M&A, financial and governance expertise, six of seven of whom are independent, including the Chair, reevaluated the Patrick merger and evaluated the Monomoy proposal Supported throughout by outside financial and legal advisors Extended review of strategic alternatives before agreeing to terms with Patrick 2 | Sustained engagement throughout the Patrick negotiations LCI Board met 20+ times over seven months in connection with the Patrick transaction, through signing on June 30, 2026 Walked away when value was not there: first-round talks ended in May 2026 without agreement on relative valuation Talks resumed in June 2026 at LCI's initiative, and the Board rejected Patrick's proposed board leadership terms 3 | Negotiated improved economics and governance for LCI shareholders before signing Pressed for more than the 45% pro forma ownership Patrick initially proposed Secured 48% LCI ownership and a 1.2440x exchange ratio Secured a 6 / 6 board split (vs. Patrick's proposed 6 / 5) and an LCI-designated Vice Chair 4 | Rigorous review of Monomoy's proposal Met five times within seven days of receipt, with outside financial and legal advisors At the Board's request, both LCI and Patrick updated their long-range plans to reflect current RV industry conditions Reviewed fiduciary duties and merger agreement terms, approved the updated LCI plan and reviewed Patrick's revised plan Unanimously determined that the Monomoy proposal is not, and is not reasonably likely to lead to, a Superior Proposal The Board negotiated improved terms from Patrick and thoroughly reviewed Monomoy's proposal

2 | The Strength of LCI's Board

Experienced directors with deep industry, financial and governance expertise

Board Member	Tenure	Age	Independent	Outside Directorships	Committee Membership				
					Audit	Comp.	CGNS	Risk	Strategy
 **Ginnie L. Henkels** *Chair of the Board; Prev. CFO, Swift Transportation*	9 years	58	✓	Avnet Pursuit Attractions and Hospitality Isaac Instruments	Member	Member		Member	
 **Brendan J. Deely** *Prev. President & CEO, EFC International; Prev. President & CEO, Banner Solutions*	15 years	60	✓	Dayton Superior Corporation		Chair	Member		Chair
 **Robert P. Hureau** *President & CEO, Alamo Group; Prev. CEO, American Trailer World*	<1 year	58	✓	Alamo Group	Member	Member		Member	
 **Stephanie K. Mains** *Prev. CEO, LSC Communications; Prev. CEO, GE Industrial Solutions*	5 years	58	✓	Diamondback Energy Gates Industrial Stryten Manufacturing	Chair	Member			Member
 **Linda K. Myers** *Prev. Partner, Kirkland & Ellis LLP*	4 years	62	✓	Gibraltar Industries Marex Group Eurowag Solutions			Chair	Member	Member
 **Kieran M. O'Sullivan** *Executive Chair, CTS Corporation; Prev. CEO, CTS*	11 years	63	✓	CTS Corporation	Member		Member	Chair	
 **Johnny A. Sirpilla** *Interim CEO, LCI; Prev. President, Camping World and Good Sam*	7 years	59		Pro Football Hall of Fame Society Brands				Member	Member
Summary:	***Avg. Tenure: ~7 years***	***Avg. Age: 60***	***Independent: 86% (6 of 7)***		Chair		Member		

Note: Comp. = Compensation and Human Capital; CGNS = Corporate Governance, Nominating and Sustainability; Strategy = Strategy, Acquisition and Capital Deployment

LIPPERT 5

3 | Monomoy's Unsolicited Proposal Grossly Undervalues Standalone LCI and the Value Proposition Resulting From the Merger with Patrick

1 Intrinsic Value

~29%–39% Discount

$101 is below the updated standalone LCI DCF of $142–$165 per share

- Updated DCF range reflects a lower plan, a 50 bps higher WACC and a 0.5x lower exit multiple
- $101 implies ~$3.1B EV and ~6.9x NTM Adj. EBITDA

2 Discount to Current

~0.8% Discount

to current LCI share price as of 11/03 ($101.85)

- 12.9% below the $115.92 merger consideration at announcement
- Merger carried a ~16% premium to the 6/29 close
- Monomoy proposal is ~0.3% discount to the current deal-implied share price as of 11/03 ($101.26)
- Every analyst target at signing ($125–$185) is above $101; $101 is ~11% below the current consensus price target ($114.00)

3 Value with Patrick

~48% + ~$150M

ownership plus net run-rate cost synergies that a cash offer does not pay for

- Expected to be accretive to Adj. EPS in the first full year
- Stock merger to be tax-free to LCI shareholders; a cash sale would be fully taxable
- Monomoy proposal is non-binding and subject to diligence, with no debt or equity commitment letters



Analyst Price Targets at Signing
$125.00
$185.00
DCF as of 6/30/2026 (Fairness Opinion)
$186.00
$215.00
DCF as of 10/29/2026 (Updated Plan)
$142.00
$165.00
Monomoy Proposal $101.00
Current Deal Implied Share Price $101.26
Current Share Price $101.85
Merger Consideration at Announcement $115.92

Source: FactSet as of 11/03/2026

LIPPERT 6

3 | Two Paths, One Clear Choice

	MONOMOY CAPITAL PARTNERS Proposal	PATRICK Merger
Value Today	▪ $101.00 cash	▪ 1.2440 Patrick shares per LCI share, worth $101.26 as of 11/03 ✔
Upside Participation	▪ None ▪ Cashes out at trough-cycle valuation	▪ ~$150M net run-rate cost synergies ▪ Exposure to RV cycle recovery ✔
Financing	▪ Non-binding ▪ No debt or equity commitment letters	▪ No financing condition ✔
Timing	▪ Indeterminate ▪ Requires diligence, committed financing, a signed agreement, a new proxy and vote, and its own regulatory approvals	▪ LCI vote November 18, 2026 ▪ Closing expected 1H 2027 ✔
Dividends	▪ No dividend between signing and closing ▪ No future post-closing dividends to existing shareholders	▪ LCI's $1.15 quarterly dividend continues through closing, then the combined company's dividend policy applies ✔
Tax	▪ Fully taxable	▪ Tax-free ✔

These are fundamentally different transactions: Monomoy asks LCI shareholders to sell control, for cash, at the bottom of the RV cycle, for a 0.9% premium to LCI's unaffected pre-merger price, while the Patrick merger makes LCI shareholders ~48% owners of a larger company, better positioned for the recovery, with the opportunity to share in the upside

LIPPERT | 7

8 Transaction Structure Patrick Industries ("Patrick") and LCI Industries ("LCI" or "Lippert") to combine in all-stock merger Combined equity value of ~$5.6B and enterprise value of ~$7.7B at announcement(1) Shareholder Consideration Pro forma ownership of 52% Patrick and 48% LCI LCI shareholders to receive 1.2440 shares of Patrick common stock for each share of LCI common stock owned Leadership and Governance Andy Nemeth to become CEO of the combined company Todd Cleveland will serve as Chair of the Board; Johnny Sirpilla will serve as Vice Chair of the Board Post-closing, Board of Directors of the combined company will consist of 6 members designated by Patrick and 6 members designated by LCI Additional executive management positions to be named as part of integration process Financial Impact Pro forma revenue(2) of $8.1B+ and adj. EBITDA of $1.0B(3) Pro forma adj. free cash flow(4) of $508M ~$150M of net run-rate cost synergies expected to be achieved within three years of closing Transaction expected to be accretive to Adj. EPS in first full year Expected pro forma net leverage ratio of 2.1x(5), below target net leverage ratio of 2.25x–2.50x Pro forma company expected to maintain a balanced capital return framework, including dividends and share repurchases Approval and Closing Transaction unanimously approved by Boards of Directors from both companies Expected to close 1H 2027, subject to satisfaction of customary closing conditions, including regulatory approvals and Patrick and LCI shareholder approval Patrick Merger Overview Source: FactSet; Market data as of 06/29/2026 Note: (1) Equity value calculated as Patrick equity value plus LCI equity value. Enterprise value calculated as pro forma equity value plus latest reported net debt figures; (2) Calculated as Patrick plus LCI LTM Q1-2026 revenue; (3) Includes $150M net run-rate cost synergies; (4) Free cash flow defined as operating cash flow less CapEx, inclusive of $150M net run-rate cost synergies taxed at 25%; (5) Figure represents current net debt balance and adj. EBITDA for pro forma company including $150M of net run-rate cost synergies

9 What the Market Has Told Us NYSE:LCII

Select Broker Commentary at Announcement

Brokers back the strategic logic and the potential cost synergies

Key Themes Among Brokers

Deal Structure & Ownership	52% / 48% split viewed as favorable to LCI given Patrick's larger relative enterprise value; equal board representation despite differing equity value contribution
Strategic Rationale	Interior-focused Patrick paired with structural and mechanical LCI viewed as complementary; potential to present customers with new offerings
Synergy Rationale	Cost-only framework in line with expectations; aftermarket is revenue upside
Valuation & Pro Forma Profile	RV at cyclical trough (320–330K vs. 400–425K mid-cycle) positions for upside capture; pro forma leverage of 2.1x is below target range offering capital structure flexibility

Select Broker Commentary

Aftermarket expansion is a key upside lever, with LCII's distribution accelerating PATK's shift toward higher-margin, less cyclical revenue, while broader end-market exposure should enhance cycle resilience and reduce RV dependence. Scale should also unlock cost synergies across procurement, logistics, SG&A, and manufacturing, supporting more stable cash flows and improved capital allocation flexibility

BENCHMARK *June 30, 2026*

We think the companies provided clear strategic rationale for the merger, and we believe the complementary product offering helps bolster PATK's current component solutions strategy. Additionally, there is significant aftermarket expansion opportunity (combined aftermarket revenue: ~30% PATK; ~70% LCII), with the companies citing potential for ~20–25% aftermarket revenue mix post-merger (currently 16% revenue mix)

KeyBank *June 30, 2026*

The potential value creation is helping OEMs manage costs and complexity in an environment where affordability is paramount, while preserving consumer-facing features that drive purchase intent. Management indeed highlighted that affordability was a priority in evaluating the transaction, and that procurement, supply chain, engineering, and product-development efficiencies can be used to deliver more competitive solutions to OEM customers

RAYMOND JAMES® *June 30, 2026*

Source: Wall Street research as of 06/30/2026
Note: Permission to use quotations neither sought nor obtained

LIPPERT 10

11 1.1500x 1.2000x 1.2500x 1.3000x 1.3500x 1.4000x Jun-26 Jul-26 Aug-26 Sep-26 Oct-26 Nov-26 1.2512x 0.6% LCI and Patrick Shares Have Traded Closely in Line with Agreed Exchange Ratio (35%) (25%) (15%) (5%) 5% Jun-26 Jul-26 Aug-26 Sep-26 Oct-26 Nov-26 LCI (3.8%) Patrick (9.3%) Source: FactSet as of 11/03/2026 Note: (1) As of 6/30/2026 LCI has traded at an average of ~1% discount to the deal exchange ratio post-announcement Deal XR: 1.2440x Premium to Deal Exchange Ratio Discount to Deal Exchange Ratio (1) 10/28 Monomoy Proposal Publicly Confirmed Relative Share Price Performance (1) Patrick's stock has risen ~21% since 10/21 ($67.30 to $81.40), cutting Monomoy's premium to the deal value from ~21% to a ~0.3% discount Premium to deal exchange ratio LCI / Patrick Exchange Ratio Analysis To Deal Exchange Ratio ("XR")

12 55 65 75 85 95 105 115 125 135 145 155 $165 Nov-25 Dec-25 Jan-26 Feb-26 Mar-26 Apr-26 May-26 Jun-26 Jul-26 Aug-26 Sep-26 Oct-26 Nov-26 RV / Enthusiast Peers (10.4%) LCI $101.85 / (4.7%) Patrick $81.40 / (20.8%) Recent Share Price Pressures Are Felt Sector-Wide... Source: FactSet as of 11/03/2026 Note: RV / Enthusiast Peers includes Brunswick, Thor Industries, Polaris, Yeti, Dometic, Winnebago and Fox Factory 06/30 Merger Announcement Share Price Performance (LTM)

13 280,000 290,000 300,000 310,000 320,000 330,000 340,000 350,000Dec-23Dec-24Dec-25Jan-26Feb-26Mar-26Apr-26May-26Jun-26Jul-26Aug-26Sep-26//Dec-26EDec-27E Current RVIA Outlook ...Driven by a Challenging Operating Environment RVIA's 2026 median wholesale shipments estimate is down 59,000 units since spring and LTM shipments are down 10.7% since Dec-25, driving revenue estimates down across RV peers YTD Source: RVIA RV RoadSigns (ITR Economics), via RVIA and trade press; RVIA monthly shipment reports; FactSet as of 11/03/2026 Note: (1) Based on RVIA year-to-date totals, which reflect later revisions; original monthly releases since Apr-26 total ~600 units more (2) Based on publicly available analyst consensus estimates; Estimates not prepared by LCI or Patrick management Period End LTM Units(1) vs. Dec-25 Dec-25 342,220 – Jan-26 339,274 (0.9%) Feb-26 335,609 (1.9%) Mar-26 330,423 (3.4%) Apr-26 324,257 (5.2%) May-26 319,007 (6.8%) Jun-26 315,159 (7.9%) Jul-26 312,474 (8.7%) Aug-26 307,861 (10.0%) Sep-26 305,497 (10.7%) 06/30 Merger Announcement LTM Wholesale Shipments(1) LTM Detail (12.0%) (8.0%) (4.0%) –% 4.0% THO $9,608 (0.2%) Patrick $3,907 (4.1%) LCI $3,972 (7.4%) WGO $2,704 (7.4%) (12.0%) (8.0%) (4.0%) –% 4.0% Patrick $4,050 (5.4%) LCI $4,188 (7.3%) WGO $2,708 (11.4%) THO $9,695 (3.5%) '26E Revenue Estimates 6/30 Current Change LCI $4,252 $3,972 (6.6%) Patrick $3,977 $3,907 (1.8%) Thor $9,490 $9,608 1.2% Winnebago $2,723 $2,704 (0.7%) '27E Revenue Estimates 6/30 Current Change LCI $4,438 $4,188 (5.6%) Patrick $4,189 $4,050 (3.3%) Thor $9,850 $9,695 (1.6%) Winnebago $2,851 $2,708 (5.0%) YTD 2027E Consensus Revenue Estimates(2) YTD 2026E Consensus Revenue Estimates(2)

However, Prevailing Headwinds in the Industry Do Not Undermine the Value Creation Opportunity

1	**The headwinds are felt industry-wide**	▪ RVIA's 2026 median forecast is 290,000 units, down 59,000 since spring 2026; LTM shipments are down 10.7% since December 2025 ▪ Broker 2027E Revenue estimates are down 5.6% for LCI and 3.3% for Patrick since 6/30; broader RV peers have also been impacted ▪ Both companies lowered 2026E guidance, and RV and enthusiast peers have traded down 10.4% over the last twelve months
2	**Standalone DCF implies share price well above current price, and the fixed exchange ratio preserves LCI's relative value**	▪ Under the updated October plan, LCI's standalone DCF values are well above current share price ($142–$165 vs. $101.85) ▪ The fixed 1.2440x exchange ratio locks in LCI shareholders' ~48% ownership; the downturn has affected both companies, so LCI's relative value has held: LCI traded at an average ~1% discount to the merger exchange ratio from announcement through 11/03 ▪ Margins are holding up: LCI adjusted operating profit margin guidance remains unchanged at 7.5%–8.0% (as of 8/5/2026); Patrick guided flat adjusted operating margin vs. 2025 (as of 10/29/2026)
3	**The merger preserves upside through the cycle**	▪ The 2026 forecast median of ~290K units compares with a 10-year mid-cycle average of 400–425K. At ~48% ownership, LCI shareholders participate in the recovery; $101 in cash locks in trough value ▪ The ~$150M of net run-rate synergies are primarily cost-based and largely independent of a volume recovery ▪ ~$1.3B of pro forma aftermarket revenue is less tied to OEM production cycles

Source: RVIA; company filings

LiPPERT | 14

15 Combined Company is Well-Positioned for a Market Recovery Note: (1) Based on data published by the RV Industry Association (RVIA); (2) Company estimates based on data published by National Marine Manufacturers Association (NMMA) Organizational Strength Combined platform enhances delivery of comprehensive, high-quality solutions, enabling customers to bring compelling, affordable products to market Compelling Platform Created at an Attractive Market Inflection Point Attractive Market Dynamics End markets at or near cyclical troughs create an attractive backdrop to execute on combination benefits and accelerate upside opportunities Aftermarket Advantage Combined aftermarket channel access creates revenue that better weathers peak-to-trough market conditions 290 390 Last 3-Year Cyclical Trough Average 10-Year Mid-Cycle Average ~400–425K Last 3-Year Cyclical Trough Average 10-Year Mid-Cycle Average ~180–200K ~150–160K RV Industry Wholesale Shipments(1) Units in thousands Marine Industry Wholesale Shipments(2) Units in thousands Diversified platform is well-positioned to benefit from market tailwinds and through-cycle resiliency ~320–330K

LCI's Board Unanimously Recommends That Shareholders Vote FOR the Patrick Merger

The Patrick merger maximizes the risk-adjusted value creation opportunity for LCI shareholders

Maximizes Risk-Adjusted Value	**~48%** ownership + ~$150M net run-rate cost synergies	Ownership of a larger, more diversified company, plus a share of synergies that a cash price does not pay for
Rigorous Board Process	**Extended** review before signing	After an extended review, the Board walked away when value was not there and then secured improved economics and governance. It reviewed Monomoy's proposal in five meetings within seven days of receipt
Monomoy Undervalues LCI	**~29%–39%** below the updated standalone DCF of $142–$165 per share	~0.8% discount to current LCI share price; non-binding and subject to due diligence and documentation, with no debt or equity commitment letters
Right Time to Own, Not Sell	**~290K** 2026 RVIA median units vs. 400–425K mid-cycle	The merger keeps LCI shareholders invested for the recovery and synergy delivery; $101 in cash locks in trough value

The Board unanimously recommends shareholders vote FOR the Patrick merger on November 18, 2026

LIPPERT | 16

17 Appendix NYSE:LCII

18 Amplifying Strengths to Go Further, Faster...and Better $3.9B Revenue $446M Adj. EBITDA 10,000+ Employees 250+ Facilities 85+ Brands $4.2B Revenue $422M Adj. EBITDA 12,300+ Employees 100+ Facilities 25+ Brands Note: Figures as of LTM Q1-2026 period; (1) Free cash flow defined as operating cash flow less CapEx Integrated design-to-delivery architect and component solutions provider for outdoor enthusiasts A leading supplier of engineered components to the outdoor recreation, housing and transportation markets around the world $194M FCF(1) $202M FCF(1)

Strategic Combination to Drive Future Performance

STRATEGIC GOALS

PATRICK + LIPPERT

Outdoor & Housing Enthusiasts

1 **SOLUTIONS ORIENTED**
Component solutions provider to the Outdoor Enthusiast, housing, transportation, and automotive markets

2 **OPTIMIZE CAPITAL ALLOCATION**
Prioritize accretive strategic opportunities, balanced share repurchases and dividend policy, investment in automation and innovation, and optimized leverage

3 **DRIVE AFTERMARKET**
Expand end-user connectivity, accelerate innovation velocity, and broaden revenue diversification

4 **INCREASE SHAREHOLDER VALUE**
Drive synergies, technological innovation, brand value, and accretive margins

REVENUE MIX

Outdoor Enthusiast
Housing, Transportation & Other



2025 PRO FORMA
27%
Aftermarket
16%
73%
STRATEGIC VISION
Aftermarket
~20–25%

STRUCTURE & STRATEGY

- Integrated Leadership Model
- Brand-First Strategy
- Technological Innovation
- Humble Servant to Customers & Consumers

LIPPERT | 19

Attractive Aftermarket with Significant Growth Opportunity

PATRICK

$386M
Aftermarket Revenue

PATRICK
~30%


~$1.3B
Combined Aftermarket Revenue

LIPPERT
~70%

Strategic diversification with enhanced aftermarket presence

LIPPERT

$948M
Aftermarket Revenue

STRUCTURAL ADVANTAGES OF THE AFTERMARKET CHANNEL

- Expanded customer connectivity and touchpoints accelerate innovation velocity
- Broader revenue diversification and improved demand stability decoupled from OEM production cycles
- Improved economics and capital efficiency drive savings, enabling reinvestment in product quality, competitive pricing and the long-term health of our customers

LEADING AFTERMARKET BRANDS TRUSTED BY DEALERS, INSTALLERS AND CONSUMERS

ALPHA SYSTEMS, ARIES, CURT, LEWMAR, RANCH HAND, RECPRO, Rockford Fosgate, SeaDek Marine Products, FURRION, SEADOG LINE, TACO Marine, Taylor Made

⊕ More

Strengthened distribution footprint, go-to-market capabilities and integrated solutions portfolio accelerate aftermarket channel growth

Note: Aftermarket revenue figures as of LTM Q1-2026

LIPPERT 20

21 MARKET UPCYCLE SPUR PRODUCT AND SOLUTION INNOVATION AFTERMARKET EXPANSION STRATEGIC FLEXIBILITY CATEGORY EXTENSION Added cash flows and a stronger balance sheet expand capacity to invest in growth opportunities Joint intention to spur new product development and speed to market Enhanced aftermarket channel to improve earnings stability and growth opportunities Accelerated ability to compound expected OEM volume recovery with diversified portfolio supporting through- cycle resilience Complementary and compelling outdoor enthusiast categories Catalyzes the Ability to Execute on Growth Initiatives 1 2 3 4 5 Continued commitment to shareholder returns through prudent share repurchase and dividend policy

Synergies Drive Compelling Shareholder Value Creation

Cost Synergy Value Breakdown


~50%
G&A
~$150M
Annual Net Run-Rate Cost Synergies(1)
~30%
Facilities
~20%
Procurement

Accretive to Adj. EPS in **first full year** with expected synergies fully realized by **Year 3**

Key Areas of Opportunity

Procurement	Facilities	G&A
Combined purchasing efficiencies on key inputs	Supply chain & logistics optimization	Public company cost savings
Focus on lowering customer costs	Streamlined warehousing and distribution	Corporate function optimization
Harness standardized sourcing across direct materials and indirect spend	Deploy best-in-class operational playbook	Optimize shared services and technologies

Procurement and supply chain efficiencies position us to offer customers more competitive pricing and enhanced value, reflecting our commitment to growing alongside the partners who choose us

Anticipate synergy realization to commence promptly after closing

Note: (1) Cash costs to achieve are one-time and expected to be ~1x run-rate synergies

LIPPERT 22

23 Even after a lower plan, +50 bps WACC and a 0.5x lower exit multiple, value is $142–$165 per share STANDALONE DCF – IMPLIED VALUE PER LCI SHARE DCF as of 6/30/2026 – Fairness Opinion April plan; WACC 8.75%–9.75%; exit 8.0x–9.0x $186 $215 DCF as of 10/29/2026 – Updated Plan October plan; WACC 9.25%–10.25%; exit 7.5x–8.5x $142 $165 Monomoy $101 $101 is ~29%–39% below the updated range $75 $100 $125 $150 $175 $200 $225 $250 WHAT CHANGED BETWEEN JUNE AND OCTOBER Updated Valuation Clearly Demonstrates LCI's Standalone Value is Materially Above Monomoy's Proposal of $101 per Share June 2026 October 2026 Change Discount Rate (WACC) 8.75%–9.75% 9.25%–10.25% +50 bps Terminal EBITDA Exit Multiple 8.0x–9.0x 7.5x–8.5x (0.5x) 2026E Adj. EBITDA ($M) $493 $428 (65) 2030E Adj. EBITDA ($M) $755 $614 (141) 2026E – 2030E Adj. EBITDA CAGR 11.2% 9.4% (181) bps Implied Value per Share $186.00–$215.00 $142.00–$165.00 ($44)–($50) $101 Premium / (Discount) to Range ~(46%)–(53%) ~(29%)–(39%)

24 Monomoy's Timing is Highly Opportunistic 5.0x 7.0x 9.0x 11.0x 13.0x 15.0x Nov-23 May-24 Nov-24 May-25 Nov-25 May-26 Nov-26 Patrick: 8.9x RV / Enthusiast Peers: 8.8x LCI: 7.0x Average EV / NTM EBITDA as of 6/29 L1Y L2Y L3Y LCI 8.3x 8.4x 8.7x Patrick 10.5x 9.8x 9.2x RV / Enthusiast Peers 9.4x 9.2x 9.1x 06/30 Merger Announcement Monomoy Proposal Values LCI at 6.9x NTM EBITDA, ~1.8x discount to L3Y Average Source: FactSet as of 11/03/2026 Note: RV / Enthusiast Peers includes Brunswick, Thor Industries, Polaris, Yeti, Dometic, Winnebago and Fox Factory EV / NTM EBITDA Multiples Over Time

Monomoy's $101 Proposal Falls Short

($ per LCI share)

$101 is ~0.3% below the current deal-implied share price

Reference	LCI Value	$101 Premium / (Discount)
Market References		
Unaffected Pre-Merger (6/29/2026)	**$100.12**	**0.9%**
Unaffected Pre-Monomoy (10/27/2026)	$89.84	12.4%
Close on Day of Disclosure (10/28/2026)(1)	$97.59	3.5%
Current Share Price (11/03/2026)	$101.85	(0.8%)
Current Exchange Ratio Implied (11/03/2026)	$101.26	(0.3%)
52-Week High	$159.66	(36.7%)
52-Week Low	$77.58	30.2%
Merger Consideration at Announcement(2)	$115.92	(12.9%)
Valuation References		
Current Consensus Price Target	$114.00	(11.4%)
Standalone DCF – June 2026	$186.00 – $215.00	(45.7%)–(53.0%)
Standalone DCF – October 2026	**$142.00 – $165.00**	**~(29%)–(39%)**

Discount to current
$101 is ~0.3% below the current deal-implied share price as of 11/03 ($101.26), and ~0.8% below LCI's current share price as of 11/03 ($101.85)

Below intrinsic value
$101 is ~29%–39% below the updated DCF that already reflects RV softness

Timed to the trough
Unaffected shares (10/27) were 43.7% below their 52-week high amid a sector de-rating

Source: Company filings, FactSet as of 11/03/2026
Note: (1) Closing price on the day the Monomoy proposal was publicly disclosed
(2) 1.2440x exchange ratio × Patrick closing price of $93.18 on 6/29/2026

LIPPERT 25

LCI Industries Non-GAAP Financial Measures

This presentation includes the non-GAAP financial measures of Adjusted EBITDA, free cash flow, and adjusted operating margin. Adjusted EBITDA is defined as net income before interest expense, net, provision for income taxes, depreciation expense, amortization expense, loss on extinguishment of debt, gain on sale of real estate, restructuring costs, and executive separation costs during the three and twelve month periods ended December 31, 2025. The restructuring costs adjusted out of the non-GAAP measures relate to the closure of LCI's glass operations in Ireland. LCI calculates free cash flow by subtracting cash paid for purchases of property, plant and equipment from net cash provided by operating activities. LCI calculates adjusted operating profit margin by removing the impact of restructuring costs, merger-related expenses, and IEEPA tariff refunds. LCI considers these non-GAAP measures in evaluating and managing LCI's operations and believes that discussion of results adjusted for these items is meaningful to investors because it provides a useful analysis of ongoing underlying operating trends. These measures are not in accordance with, nor are they substitutes for, GAAP measures, and they may not be comparable to similarly titled measures used by other companies.

($ in thousands)	**Full year 12/31/2025**	**Three months ended 03/31/2026**	**Three months ended 03/31/2025**	**LTM 03/31/2026**
Net income	**$ 188,250**	**$ 62,947**	**$ 49,438**	**$ 201,759**
Interest expense, net	35,710	9,913	5,991	39,632
Provision for income taxes	66,819	22,299	17,835	71,283
Depreciation expense	67,055	16,350	16,663	66,742
Amortization expense	54,176	13,448	12,879	54,745
EBITDA	**$ 412,010**	**$ 124,957**	**$ 102,806**	**$ 434,161**
Loss on extinguishment of debt	8,859	-	8,053	806
Loss (gain) on sale of property, plant and equipment	(19,716)	-	-	(19,716)
Restructuring costs	3,900	-	-	3,900
Executive separation costs	3,193	-	-	3,193
Adjusted EBITDA	**$ 408,246**	**$ 124,957**	**$ 110,859**	**$ 422,344**
Cash flows from operating activities	**$ 330,976**	**$ (33,459)**	**$ 42,718**	**$ 254,799**
Purchases of property, plant and equipment	(52,644)	(9,668)	(9,038)	(53,274)
Free cash flow	**$ 278,332**	**$ (43,127)**	**$ 33,680**	**$ 201,525**

LIPPERT 26

Patrick Industries Non-GAAP Financial Measures

This presentation includes the non-GAAP financial measures of Adjusted EBITDA, free cash flow, and adjusted operating margin. Patrick's computations of such measures may differ from similarly titled measures used by others. Patrick calculates EBITDA by adding back depreciation and amortization, net interest expense, and income taxes to net income. Patrick calculates adjusted EBITDA by taking EBITDA and adding loss on extinguishment of debt, legal settlement, loss on sale of property, plant and equipment, acquisition related transaction costs, acquisition related fair-value inventory step-up adjustments and subtracting out the gain on sale of property, plant and equipment. Patrick calculates free cash flow by subtracting cash paid for purchases of property, plant and equipment from net cash provided by operating activities. Patrick calculates adjusted operating margin by removing the impact of acquisition-related transaction costs, merger-related costs, restructuring and related costs and loss on sale of business unit from operating margin. You should not consider these metrics in isolation or as substitutes for an analysis of Patrick's results as reported under U.S. GAAP.

($ in thousands)	Full year 12/31/2025	Three months ended 03/29/2026	Three months ended 03/30/2025	LTM 03/29/2026
Net income	**$ 135,056**	**$ 39,480**	**$ 38,238**	**$ 136,298**
Depreciation & Amortization	170,212	42,777	42,646	170,343
Interest expense, net	74,507	18,388	19,112	73,783
Income taxes	42,006	6,854	8,219	40,641
EBITDA	**$ 421,781**	**$ 107,499**	**$ 108,215**	**$ 421,065**
Stock-based compensation	19,066	5,978	5,249	19,795
Acquisition related fair-value inventory step-up	571	-	-	571
Acquisition related transaction costs	64	-	64	-
Legal settlement	24,420	-	-	24,420
Loss (gain) on sale of property, plant and equipment	2,143	(155)	2,042	(54)
Adjusted EBITDA	**$ 468,045**	**$ 113,322**	**$ 115,570**	**$ 465,797**
Cash flows from operating activities	**$ 329,414**	**$ (14,008)**	**$ 40,077**	**$ 275,329**
Purchases of property, plant and equipment	(82,921)	(18,926)	(20,171)	(81,676)
Free cash flow	**$ 246,493**	**$ (32,934)**	**$ 19,906**	**$ 193,653**

LIPPERT 27

28 Important Information About the Proposed Transaction and Where to Find It In connection with the proposed transaction between LCI Industries ("LCI") and Patrick Industries, Inc. ("Patrick"), Patrick filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (File No. 333-299100) that included a preliminary joint proxy statement of Patrick and LCI that also serves as a prospectus of Patrick with respect to shares of Patrick's common stock to be issued in the proposed transaction. The registration statement was declared effective by the SEC on October 19, 2026, and LCI and Patrick commenced mailing the definitive joint proxy statement/prospectus (as amended or supplemented, the "Joint Proxy Statement/Prospectus") to their respective stockholders on or about October 19, 2026. LCI and Patrick filed a supplement to the definitive joint proxy statement/prospectus on October 30, 2026. This presentation is not a substitute for the Joint Proxy Statement/Prospectus. LCI and Patrick may file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF LCI AND PATRICK ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus, any amendments or supplements thereto, and other documents filed with the SEC by LCI and Patrick through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by LCI are available free of charge on LCI's website at lippert.com under the tab "Investors" and under the heading "Financials" and subheading "SEC Filings." Copies of documents filed with the SEC by Patrick are available free of charge on Patrick's website at patrickind.com under the tab "Investors" and under the heading "SEC Filings." No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Forward-Looking Statements Information in this presentation, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between LCI and Patrick, including future financial and operating results (including the anticipated impact of the transaction on LCI's or Patrick's earnings), statements related to the expected timing of the completion of the transaction, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as "may," "will," "should," "targets," "scheduled," "plans," "intends," "goal," "anticipates," "expects," "believes," "forecasts," "outlook," "estimates," "potential," or "continue" or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of LCI or Patrick to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to LCI's or Patrick's business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of LCI's and Patrick's operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of LCI or Patrick, (5) the ability of LCI and Patrick to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of LCI's or Patrick's customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company's business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against LCI, Patrick or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of LCI or Patrick. Additional factors which could affect future results of LCI and Patrick can be found in LCI's Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 26, 2026, under the captions "Special Note Regarding Forward-Looking Statements" and "Risk Factors," and LCI's subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Patrick's Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026, under the captions "Information Concerning Forward-Looking Statements" and "Risk Factors," and Patrick's subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC's website at http://www.sec.gov. LCI disclaims any obligation and does not intend to update or revise any forward-looking statements contained in this presentation, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. Use of Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, which are not intended to be considered in isolation or as a substitute for comparable GAAP financial measures. While LCI management believes that these non-GAAP financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures. These measures, the purposes for which management uses them, why management believes they are useful to investors, and a reconciliation to the most directly comparable GAAP financial measures can be found in the Appendix of this presentation. LCI and Patrick are unable to provide a reconciliation of forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures because LCI and Patrick are unable to provide, without unreasonable effort, a meaningful or accurate calculation or estimation of amounts that would be necessary for the reconciliation due to the complexity and inherent difficulty in forecasting and quantifying future amounts or when they may occur. The financial impact of such items is uncertain and is dependent on various factors, including timing, and could be material. All references to profit measures and earnings per share on a comparable basis exclude items that affect comparability.

29 NYSE:LCII

* * * * *

Special Note Regarding Forward-Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between the Company and Patrick Industries, Inc. (“Patrick”), including future financial and operating results (including the anticipated impact of the transaction on the Company’s and Patrick’s respective earnings), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or Patrick to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of the Company or Patrick, (5) the ability of the Company and Patrick to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company’s business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against the Company, Patrick or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of the Company and Patrick. Additional factors which could affect future results of the Company and Patrick can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors,” and the Company’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Patrick’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026, under the captions “Information Concerning Forward-Looking Statements” and “Risk Factors” and Patrick’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. The Company and Patrick disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction between the Company and Patrick, Patrick filed with the SEC a registration statement on Form S-4 (File No. 333-299100) that included a preliminary joint proxy statement of Patrick and the Company that also serves as a prospectus of Patrick with respect to shares of Patrick’s common stock to be issued in the proposed transaction. The registration statement was declared effective by the SEC on October 19, 2026, and the Company and Patrick commenced mailing the definitive joint proxy statement/prospectus (as amended or supplemented, the “Joint Proxy Statement/Prospectus”) to their respective stockholders on or about October 19, 2026. The Company and Patrick filed a supplement to the definitive joint proxy statement/prospectus on October 30, 2026. This communication is not a substitute for the Joint Proxy Statement/Prospectus. The Company and Patrick may file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PATRICK ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus, any amendments or supplements thereto, and other documents filed with the SEC by the Company and Patrick through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company are available free of charge on the Company’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of documents filed with the SEC by Patrick are available free of charge on Patrick’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.”

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication does not constitute a prospectus or prospectus-equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.